JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com

January 14, 2008

Via Messenger and edgar submission

Mr. Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Gasoline Fund, LP Registration No. 333-142206

Dear Mr. McTiernan:

On behalf of the United States Gasoline Fund, LP   (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment was filed with the Commission on January 14, 2008. The enclosed copy has been marked to show changes from the initial registration statement. In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of May 17, 2007 on the initial registration statement. Each of your comments is set forth below, followed by the Registrant’s response.

General

1.	We note that you are a registered commodity pool. Please confirm to us that you have filed this registration statement with the National Futures Association for their review.

Response: The Registrant has filed the registration statement with the National Futures Association for its review of the prospectus which serves as the disclosure document for the pool. We have received comments from the National Futures Association and have responded to those comments.

2.
Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you, the authorized purchasers or others expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Mr. Michael McTiernan
January 14, 2008

Response: The Registrant does not currently have any sales materials that it plans to distribute. The Registrant is in the process of finalizing the screenshots that it intends to use on its website. We will submit these materials to you when they are completed. In addition, to the extent the Registrant prepares sales materials for distribution in the future, we will provide you with copies prior to first use.

Prior Performance of the General Partner and Affiliates, page 32

3.	Please update the prior performance information, including the data regarding fund raising and performance, to the extent updated information is available.

Response: The Registrant has updated the prior performance data for the funds managed by the General Partner so that they are current as of December 31, 2007.

4.
Please advise us what data, if any, is available to illustrate how closely USOF’s NAV per unit has tracked USOF’s trading price per unit. Assuming such data is available, please disclose it or advise us why you believe it would not be material to an investor

Response: The following disclosure can be found in USOF’s periodic reports filed with the SEC. For the 30 valuation days ended September 30, 2007, the simple average daily change in the Benchmark Oil Futures Contract was 0.525%, while the simple average daily change in the NAV of USOF over the same time period was 0.541%. The average daily difference was 0.017% (or 1.7 basis points, where 1 basis point equals 1/100 of 1%). As a percentage of the daily movement of the Benchmark Oil Futures Contract, the average error in daily tracking by the NAV was 2.07%, meaning that over this time period USOF’s tracking error was within the plus or minus 10% range established as its benchmark tracking goal.

Since the offering of USOF units to the public on April 10, 2006 to September 30, 2007, the simple average daily change in the Benchmark Oil Futures Contract was -0.017%, while the simple average daily change in the NAV of USOF over the same time period was -0.006%. The average daily difference was 0.011% (or 1.1 basis point, where 1 basis point equals 1/100 of 1%). As a percentage of the daily movement of the Benchmark Oil Futures Contract, the average error in daily tracking by the NAV was 3.17%, meaning that over this time period USOF’s tracking error was within the plus or minus 10% range established as its benchmark tracking goal.

Similar disclosure can be found in the periodic reports for USNG. We do not believe that this level of information regarding USOF and USNG is material to an investment in USG’s Units. In addition, this information is not specifically required by the NFA in USG’s registration statement. We respectfully submit that since this information is publicly available to investors and not required by NFA rules, we have not included it in USG’s registration statement.

Mr. Michael McTiernan
January 14, 2008

WTI Light, Sweet Crude Oil, page 42

5. Please update the correlation chart to the extent updated information is available.

Response: We have updated the correlation chart on page 46.

Redemption Procedures, page 49

6.
In light of the fact that authorized purchasers may redeem one or more baskets on any business day, clarify to us whether units represent equity or liabilities. Please cite the guidance that you relied on in making this determination.

Response: When the Fund receives a redemption request and determines the NAV, the Units are no longer considered equity (because they do not participate any longer in the income of loss of the Fund) and become a liability. A redemption meets the definition of a liability pursuant to Financial Accounting Standards Board Concept 6 and is complete when a fixed and determinable amount to be paid to the Authorized Purchaser is known. Please also see Note 2 of the Financial Statements in the Registration Statement, under “Additions and Redemptions,” where there is new language explaining that amounts due from Authorized Purchasers are reflected in the Fund’s statement of financial condition as receivable for Units sold and amounts payable to authorized purchasers upon redemption is reflected as payable for Units redeemed.

Financial Statements, page F-1

7.	Please tell us why you are including unaudited financial statements as of March 31, 2007 when you were not formed until April 13, 2007.

Response: The Registrant has included audited financial statements of United States Gasoline Fund, LP, as of December 31, 2007 and the General Partner as of December 31, 2006. The Registrant will include audited financial statements for the General Partner as of December 31, 2007 in a subsequent amendment.

Exhibits

8.	Please file your tax and legal opinion with your next amendment or provide us with drafts of these opinions so that we have an opportunity to review them.

Response: The Registrant will provide, under separate cover, drafts of the tax and legal opinions it intends to file with the next amendment to the registration statement.

Mr. Michael McTiernan
January 14, 2008

We hope that you will find these responses satisfactory. If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain